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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Kentucky Electric Steel, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    49/27B/00
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                                 (CUSIP Number)

                             Chares E. Cheever, III
                              65 Comstock Hill Road
                           Norwalk, Connecticut 06850
                            Telephone: (203) 847-4839
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                                October 25, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP N0.: 49/2/7B/00
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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Charles E. Cheever, III
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                               (b) [  ]
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3)       SEC Use Only

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4)       SOURCE OF FUNDS                                       PF
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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
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  NUMBER OF         7)       SOLE VOTING POWER                 261,750

   SHARES          ------------------------------------------------------------

 BENEFICIALLY       8)       SHARED VOTING POWER               0

  OWNED BY         ------------------------------------------------------------

   EACH             9)       SOLE DISPOSITIVE POWER            261,750

 REPORTING         ------------------------------------------------------------

PERSON WITH        10)      SHARED DISPOSITIVE POWER           0
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               261,750
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    6.4%
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14)      TYPE OF REPORTING PERSON                              IN
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ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the acquisition of beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Kentucky Electric Steel, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at P. O. Box 3500, Ashland, Kentucky 41105-3500.


ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Mr. Charles E. Cheever, III ("Mr. Cheever"). Mr. Cheever is the Co-Chief Executive of Corsair Partners, LLC. The principal business address of Mr. Cheever and Corsair Partners, LLC is 212 East 84th Street, Suite 1C, New York, New York 10028.

         Mr. Cheever is a citizen of the United States. Mr. Cheever has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Cheever used personal funds in making his purchase of the shares of Common Stock. Mr. Cheever did not acquire beneficial ownership of any of the Common Stock with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

         Mr. Cheever acquired the Common Stock for investment purposes. Mr. Cheever will continue to evaluation his ownership and voting position in the Issuer and may, in the future, acquire additional shares of Common Stock or dispose of Common Stock. Mr. Cheever has not yet determined which course of action he may take. Mr. Cheever's future actions with regard to his investment are dependent upon market conditions, the market price of the Issuer's Common Stock and other circumstances.

         Mr. Cheever has no present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date of this Schedule 13D, Mr. Cheever beneficially owns 261,750 shares of Common Stock representing approximately 6.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act (based on 4,100,285 outstanding as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended on June 29,
2002).


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                  (b) As of the date of this Schedule 13D, Mr. Cheever has sole power to vote or direct the vote and dispose or direct the disposition of 261,750 shares of Common Stock.

                  (c) The only transactions in the Common Stock of the Issuer that were affected by Mr. Cheever in the past sixty days are the transactions described herein.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Cheever does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 1, 2002

                                  /s/ Charles E. Cheever, III
                                  ---------------------------------
                                      Charles E. Cheever, III